                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   2  )*
                                           -----


                             Escalon Medical Corp.
                             ---------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   296074305
                         ------------------------------
                                 (CUSIP Number)


               John T. Rich, Vice President of Finance, EOI Corp.
               351 East Conestoga Road, Wayne, PA (610) 688-6830
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 8, 1998
     -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                              Page 1 of 12 Pages
                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

 ------------------------------------                                     --------------------------------
  CUSIP No. 296074305                                                        Page   2    of  12 Pages
            -------------------                                                   ------    ---
 ------------------------------------                                     --------------------------------
--------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   EOI Corp. (Formerly known as Escalon Ophthalmics, Inc.)
                   I.R.S. Identification No. 23-2488490
--------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

          (a)
               ----------

          (b)
              ----------

--------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                   OO

--------------------------------------------------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

                N/A
               -------------

--------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Pennsylvania

--------------------------------------------------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                                    964,615
                 ---------------------------------------------------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY                     0
     OWNED BY
       EACH      ---------------------------------------------------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                         964,615

                 ---------------------------------------------------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                    0

--------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   964,615

--------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


--------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   34.9%

--------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

                   CO
--------------------------------------------------------------------------------------------------------------------------

                          BACKGROUND OF THIS STATEMENT

CUSIP No. 296074305                                          Page 3 of 12 Pages



         This Amendment No. 2 to Schedule 13D relates to the ownership by EOI Corp. (the "Reporting Person"), a Pennsylvania corporation, of 964,615 shares (the "Shares") of Common Stock, no par value, of Escalon Medical Corp. (the "Issuer"), a California corporation. The Reporting Person was formerly known as Escalon Ophthalmics, Inc., and the Issuer was formerly known as Intelligent Surgical Lasers, Inc. In November 1997, the Issuer effected a one-for-four reverse stock split (the "Reverse Split"), as a result of which each shareholder became the holder of one share of the Issuer's Common Stock for every four shares owned before the Reverse Split. References in this Amendment No. 2 to shares of Common Stock of the Issuer have been adjusted to reflect the Reverse Split.

         On October 2, 1995, the Board of Directors of the Reporting Person adopted a Plan of Reorganization, Complete Liquidation and Dissolution (the "Plan of Liquidation") providing that: (i) the Reporting Person would transfer substantially all of its assets and certain of its liabilities to the Issuer in exchange for shares of the Issuer's Common Stock (the "Asset Acquisition"), which occurred on February 12, 1996; (ii) after the closing of the Asset Acquisition, the Reporting Person would continue in existence for the sole purpose of winding up its affairs, and that it would not thereafter engage in any business activities other than activities related to the implementation of the Plan of Liquidation; (iii) the Reporting Person would take all necessary action to settle and discharge, or otherwise provide for, all of its remaining liabilities, primarily through the delivery of shares of the Issuer's Common Stock received in the Asset Acquisition and/or through the sale of any or all of such shares and the application of the proceeds of the sale of such shares to the payment of the Reporting Person's remaining liabilities; (iv) upon the settlement and discharge of, or other provision for, all of the Reporting Person's liabilities, the Reporting Person would transfer all of its remaining assets, including the transfer in kind of any Shares then owned by the Reporting Person, to its shareholders in accordance with their respective rights and interests (less any assets retained as reasonable provisions to meet claims, including unasserted, contingent, conditional or unmatured liabilities or expenses, and specifically set aside for such purpose); and (v) the Reporting Person would thereafter dissolve as a corporate entity.

         The Plan of Liquidation was approved by the Reporting Person's shareholders on January 19, 1996. Thereafter, on February 12, 1996, the Reporting Person transferred substantially all of its assets and certain of its liabilities to the Issuer in exchange for shares of the Issuer's Common Stock in the Asset Acquisition. The Reporting Person has not conducted any business operations since the Asset Acquisition was consummated.

         In furtherance of the Plan of Liquidation and in order to permit the Reporting Person to discharge its most significant remaining liability, in January 1998, the Reporting Person commenced an offer (the "Exchange Offer") to the holders of its 10% Convertible Subordinated Notes due October 31, 2000 (the "Notes") to exchange shares of common stock of the Reporting Person for the Notes. The Exchange Offer was completed on April 13, 1998, and, pursuant to the Exchange Offer, the Reporting Person transferred 7,997,696 shares of the Reporting Person's Common Stock to the holders of the Notes in complete cancellation and discharge thereof.

CUSIP No. 296074305                                          Page 4 of 12 Pages


         On May 8, 1998, the Reporting Person settled two outstanding liabilities by transferring to holders of those liabilities an aggregate of 139,870 shares of the Issuer's Common Stock in full payment and discharge thereof. The Reporting Person has currently outstanding liabilities in the amount of approximately $97,600 for legal, accounting and other expenses relating to the implementation of the Plan of Liquidation and the dissolution of the Reporting Person, including expenses relating to the sale of Shares of the Reporting Person. The Reporting Person anticipates that it will incur additional expenses of this nature. The Reporting Person intends to complete the Plan of Liquidation promptly by (i) either transferring a portion of the Shares to its creditors and/or selling a portion of the Shares in market transactions to raise sufficient cash to satisfy its remaining liabilities and
(ii) upon the discharge of its remaining liabilities, distributing any remaining Shares to its shareholders in final liquidation of its assets.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is supplemented and restated in its entirety as follows:

         This statement relates to the common stock, no par value, of the Issuer, Escalon Medical Corp. The principal executive offices of the Issuer are located at 351 East Conestoga Road, Wayne, Pennsylvania 19087.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is restated in its entirety as follows:

         The Reporting Person is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania, the principal offices of which are located at 351 East Conestoga Road Wayne, Pennsylvania 19087. Prior to the Asset Acquisition, the Reporting Person's principal business was the development, manufacturing and marketing of ophthalmic surgical products and the development of novel drug delivery technology. Upon the consummation of the Asset Acquisition, the Reporting Person has continued in existence for the sole purpose of winding up its affairs and is not engaging in any business activities other than the activities related to the implementation of its Plan of Liquidation as described in Item 4 below.

         Certain information concerning the directors, executive officers and certain principal shareholders of the Reporting Person is set forth below:

         Jay L. Federman, M.D., who is a director of the Issuer, is the Chairman of the Board and a director of the Reporting Person. His address is 501 North Essex Avenue, Narberth, Pennsylvania 19072, and he is a United States citizen. Dr. Federman is currently the Chief of the Division of Ophthalmology at the Allegheny University Medical College of Pennsylvania and a Co-Director of the Retina Service and Research Department of Wills Eye Hospital in Philadelphia, Pennsylvania. Dr. Federman beneficially owns 891,684 shares, or 4.5%, of the Common Stock of the Reporting Person. Of these shares, 455,328 shares are owned by Dr. Federman individually, 324,428 shares are owned jointly by Dr. Federman and his wife and 111,928 shares owned by a profit sharing plan in which Dr. Federman is the beneficiary. This

CUSIP No. 296074305                                          Page 5 of 12 Pages


total excludes 27,680 shares held by Dr. Federman's wife as custodian for their minor daughter; Dr. Federman disclaims beneficial ownership of such excluded shares.

         Richard J. DePiano, a director and the Chairman of the Board and Chief Executive Officer of the Issuer, is a director of the Reporting Person. Mr. DePiano's address is c/o The Sandhurst Group, 351 East Conestoga Road, Wayne, Pennsylvania 19087, and he is a United States citizen. Mr. DePiano is also the Managing Partner of The Sandhurst Group, which operates a group of venture capital funds. Mr. DePiano beneficially owns 183,524 shares, or less than 1%, of the Common Stock of the Reporting Person. Of these shares, 96,414 shares are owned by Mr. DePiano individually, and 87,110 shares are owned by a profit sharing plan of which Mr. DePiano is trustee and beneficiary.

         Jack M. Dodick, M.D., a director of the Issuer, is a director of the Reporting Person. His address is 531 Park Avenue, New York, New York 10021, and he is a United States citizen. Dr. Dodick is Chairman, Department of Ophthalmology, Manhattan Eye, Ear and Throat Hospital in New York. Dr. Dodick beneficially owns 948,439, or 4.8%, of the Common Stock of the Reporting Person. Of these shares, 772,634 shares are owned by Dr. Dodick individually, 78,154 shares are owned by Dr. Dodick's wife, and 97,651 shares are owned by a pension plan of which Dr. Dodick is trustee and beneficiary.

         John T. Rich, who is Vice President of the Issuer, is the Secretary, Treasurer and Vice President of Finance and Administration of the Reporting Person. His address is 351 East Conestoga Road, Wayne, Pennsylvania 19087, and he is a United States citizen. Mr. Rich beneficially owns 9,200 shares, or less than 1%, of the Common Stock of the Reporting Person. Of these shares, 4,000 shares are owned by Mr. Rich and 5,200 shares are owned jointly by Mr. Rich and his wife.

         Sandhurst Venture Fund-I, L.P. ("Sandhurst") is a Pennsylvania limited partnership whose address is 351 East Conestoga Road, Wayne, Pennsylvania 19087. Mr. DePiano and Dr. Federman are also directors, officers and principal shareholders of Sandhurst's managing general partner. Sandhurst beneficially owns 2,105,561, or 10.7%, of the Common Stock of the Reporting Person.


         During the last five years, none of the foregoing persons has been convicted in a criminal proceeding or was a party to any civil proceeding which resulted in or made any of them subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplemented and restated in its entirety as follows:

CUSIP No. 296074305                                          Page 6 of 12 Pages


TRANSACTIONS RELATED TO THE ASSET ACQUISITION

         The Reporting Person acquired 1,180,192 shares of the Issuer's Common Stock in connection with the Asset Acquisition. Concurrently with and as part of the closing of the Asset Acquisition, the Reporting Person and Genentech, Inc. ("Genentech") entered into a Termination and Settlement Agreement (the "Settlement Agreement") dated as of February 12, 1996. Pursuant to the Settlement Agreement, the Reporting Person transferred and caused to be delivered by the Issuer to Genentech 60,000 shares of the Common Stock of the Issuer in consideration of (i) the termination by the Reporting Person and Genentech of a license agreement between the two parties, (ii) the extinguishment of all right, title and interest of Genentech in $1,737,260 aggregate principal amount of the Reporting Person's convertible notes and warrants exercisable for the purchase of 227,500 shares of common stock of the Reporting Person, (iii) the grant of registration rights by the Issuer to Genentech and (iv) the mutual release by Genentech of the Reporting Person and the Issuer, and the releases by the Reporting Person and the Issuer, respectively, of Genentech, with respect to certain obligations relating to, among other things, the Acquisition Agreement, the aforementioned license agreement, the notes and warrant, and other matters occurring or existing on or prior February 12, 1996.

         In addition, 530,096 Shares (the "Escrow Shares") were transferred to, and are currently being held in, escrow (the "Escrow") pursuant to the terms of the Escrow Agreement (the "Escrow Agreement") among the Issuer, the Reporting Person and PNC Bank, National Association, as Escrow Agent, in order to assure the Issuer that the Reporting Person will have assets available to satisfy certain liabilities of the Reporting Person that were not being assumed by the Issuer in the Asset Acquisition. These liabilities have now been satisfied, and the Escrow Shares have been released from the Escrow.

         Also, in connection with the Asset Acquisition, the Reporting Person adopted the Plan of Liquidation. The Plan of Liquidation provides that (i) upon the closing of the Asset Acquisition, the Reporting Person would continue in existence for the sole purpose of winding up its affairs, and that it would not thereafter engage in any business activities other than activities related to the implementation of the Plan of Liquidation, (ii) the Reporting Person would take all necessary action to settle and discharge, or otherwise provide for, all of its remaining liabilities either through the delivery of Shares and/or pursuant to the sale of any or all of such Shares and the application of the proceeds of the sale of such Shares to the payment of the Reporting Person's remaining liabilities, (iii) upon the settlement and discharge of, or other provision for, all of the Reporting Person's liabilities, the Reporting Person would transfer all of its remaining assets, including the transfer in kind of any Shares then owned by the Reporting Person, to its shareholders in accordance with their respective rights and interests (less any assets retained as reasonable provisions to meet claims, including unasserted, contingent, conditional or unmatured liabilities or expenses, and specifically set aside for such purpose) and (iv) the Reporting Person would thereafter dissolve as a corporate entity.

         Pursuant to the Registration Rights Agreement dated as of February 12, 1996 between the Issuer and the Reporting Person (the "Registration Rights Agreement"), the Reporting Person has also been granted certain demand and piggyback registration rights. See "Subsequent

CUSIP No. 296074305                                          Page 7 of 12 Pages


Developments" below for a description of certain registrations effected under and modifications made to the Registration Rights Agreement

         Upon the consummation of the Asset Acquisition, and as contemplated by the Acquisition Agreement, three directors of the Issuer, Dieter Broska, Heinz
R. Gisel and Ann H. Lamont, resigned from the Board of Directors of the Issuer, and four persons who were directors of the Reporting Person, Jay L. Federman, Richard DePiano, Jack M. Dodick and Sterling C. Johnson, were elected to serve as directors of the Issuer. Following the consummation of the Asset Acquisition, the Issuer's Board of Directors consisted of Robert J. Kunze, Anthony B. Evnin, Jay L. Federman, Richard J. DePiano, Jack M. Dodick and Sterling C. Johnson. Mr. Kunze, Dr. Federman, Dr. Dodick and Mr. DePiano are the current directors of the Issuer, and Mr. DePiano is the Chairman of the Board and Chief Executive Officer of the Issuer. Dr. Federman, Dr. Dodick and Mr. DePiano are also currently directors of the Reporting Person. There is no continuing obligation under any contractual arrangements to cause such persons to be nominated or elected as directors of the Issuer. The Reporting Person is entitled to cumulate its votes in the election of directors under the provisions of the California General Corporation Law. Inasmuch as the Reporting Person owns approximately 34.9% of the outstanding shares of the Issuer, such cumulative voting rights will permit the Reporting Person to elect a certain number of nominees as directors of the Issuer. Also, its percentage of ownership will permit the Reporting Person to cast a significant number of votes with respect to other matters presented to the Issuer's shareholders for their consideration and vote.

         As reported above, three directors of the Reporting Person are also directors of the Issuer, and one of the officers of the Reporting Person is an officer of the Issuer. Such persons may take actions from time to time in their respective capacities as officers and directors of the Issuer relating to the management and control of the Issuer that differ from the current intentions of the Reporting Person acting in its capacity as a shareholder of the Issuer.

SUBSEQUENT DEVELOPMENTS

         The Shares are the Reporting Person's only significant asset and are the sole source of payment of its liabilities.

         The Reporting Person currently has outstanding liabilities in the amount of approximately $97,600 for legal, accounting and other expenses relating to the implementation of the Plan of Liquidation and the dissolution of the Reporting Person, including expenses relating to the sale of Shares by the Reporting Person. The Reporting Person anticipates that it will incur additional expenses of this nature prior to the completion of its liquidation and dissolution.

         COMPLETION OF THE EXCHANGE OFFER

         On April 13, 1998, the Reporting Person completed the Exchange Offer, pursuant to which the holders of the Notes received 2.566 shares of Common Stock of the Reporting Person in exchange for each $1.00 in principal amount of the Notes. As of that date, $3,116,810 in principal amount of Notes were outstanding. A total of 7,997,696 shares of the Reporting Person's

CUSIP No. 296074305                                          Page 8 of 12 Pages


Common Stock were transferred by the Reporting Person to the holders of the Notes pursuant to the Exchange Offer in complete cancellation and discharge of the Notes.

         THE REGISTRATION RIGHTS AGREEMENT AND PROPOSED
         TRANSFERS AND DISTRIBUTION OF THE REMAINING SHARES

         In August 1996, pursuant to the Registration Rights Agreement, the Issuer registered under the Securities Act of 1933 the offer and sale of up to 100,000 shares of the Issuer's Common Stock, 60,000 shares of which represented shares of the Issuer's Common Stock acquired by Genentech in February 1996 and 40,000 shares owned by the Reporting Person so as to register for transfer to permit the Reporting Person to discharge of certain of its liabilities. In August 1996, the Reporting Person transferred 10,787 shares of the Issuer's Common Stock to a creditor of the Reporting Person in discharge of certain liabilities of the Reporting Person at the rate of $5.5624 per share. After such transfer, 29,213 Shares remained available for transfer sale or under that registration statement.

         In December 1997, the Reporting Person agreed with the Issuer not to exercise its demand registration rights under the Registration Rights Agreement through February 15, 1998, but the Reporting Person retained its piggyback registration rights. Pursuant to the exercise of Reporting Person's piggyback registration rights, the Issuer has registered 1,080,192 Shares in a registration statement under the Securities Act, which became effective on May 1, 1998.

         The Reporting Person proposes to complete its liquidation promptly by
(i) either transferring a portion of the Shares to its creditors and/or selling a portion of the Shares in market transactions to raise sufficient cash to pay its remaining liabilities and the expenses of liquidation and (ii) upon the discharge of all remaining liabilities and the payment of the expenses of liquidation, distributing to the holders of the Reporting Person's Common Stock the Shares that the Reporting Person continues to hold in final liquidation of its assets.

OTHER INFORMATION UNDER THIS ITEM 4

         As of the date of this Amendment No. 2, except as described in this Item and Item 6 hereof, the Reporting Person does not have any plans or proposals which relate to or would result in:

         (a) the acquisition or disposition by any person of additional securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 296074305                                          Page 9 of 12 Pages


         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)     any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is supplemented and restated in its entirety as follows:

         (a) The Reporting Person beneficially owns 964,615 Shares, or approximately 34.9%, of the outstanding shares of Common Stock of the Issuer. No other person named in Item 2 beneficially owns shares of Common Stock of the Issuer other than Shares held by the Reporting Person.

         (b) The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of the Shares.

         (c) See Item 4 for a discussion of transactions in the Shares by the Reporting Person since the initial filing of this Schedule 13D and certain proposed transfers and distributions of the remaining Shares.

         (d) The Reporting Person through its management and Board of Directors has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person is a party to the following contracts, arrangements, understandings or relationships with respect to the Shares beneficially owned by the Reporting Person:

CUSIP No. 296074305                                         Page 10 of 12 Pages



         (a) As described in Item 3 and Item 4 of this Schedule 13D, the Reporting Person acquired the Shares of the Issuer's Common Stock upon the closing of the Asset Acquisition in February 1996, and concurrently transferred shares of the Issuer's Common Stock to Genentech, in accordance with the terms of the Acquisition Agreement and the Settlement Agreement. See
Item 4 for a description of the Settlement Agreement and the transactions and other agreements related thereto.

         (b)     The Reporting Person has adopted the Plan of Liquidation.  See
Item 4 for a description of the Plan of Liquidation.

         (c) Upon the closing of the Asset Acquisition on February 12, 1996, the Reporting Person entered into the Registration Rights Agreement with the Issuer, pursuant to which the Reporting Person is entitled to three demand and unlimited piggyback registration rights. The Reporting Person is responsible for all fees and expenses associated with the demand registration rights. As disclosed in Item 4 above, in August 1996, pursuant to the Registration Rights Agreement, the Issuer registered under the Securities Act of 1933 the offer and sale of up to 100,000 shares of the Issuer's Common Stock, 60,000 shares of which represented Shares of the Issuer's Common Stock acquired by Genentech in February 1996 and 40,000 Shares of which were available for sale or transfer by the Reporting Person in discharge of certain of its liabilities. In December 1997, the Reporting Person agreed not to exercise its demand registration rights under the Registration Rights Agreement through February 15, 1998, but retained its piggyback registration rights. Pursuant to Reporting Person's piggyback registration rights, the Issuer has registered 1,080,192 Shares in a registration statement under the Securities Act, which became effective on May 1, 1998.

         (e) Pursuant to the Plan of Liquidation, the Reporting Person intends to (i) either transfer a portion of the Shares to existing creditors and/or sell Shares in market transactions in order to satisfy its remaining liabilities and (ii) upon the discharge of all remaining liabilities and the payment of the expenses of liquidation, distribute any remaining Shares to its shareholders in final liquidation of its assets.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is supplemented and restated in its entirety as follows:

         The following exhibits were previously filed with this Schedule 13D:

         (a) Assets Sale and Purchase Agreement dated as of October 9, 1995 between the Issuer and the Reporting Person, and Amendment to the Assets Sale and Purchase Agreement dated as of December 19, 1995 between the Issuer and the Reporting Person.

         (b) Registration Rights Agreement dated as of February 12, 1996 between the Reporting Person and the Issuer.

CUSIP No. 296074305                                         Page 11 of 12 Pages


         (c) Plan of Reorganization, Complete Liquidation and Dissolution of the Reporting Person.

         (d) Termination and Settlement Agreement dated as of February 12, 1996 between the Reporting Person and Genentech, Inc.

         (e) Mutual Release dated as of February 12, 1996 between Genentech, Inc. and the Reporting Person.

         (f) Mutual Release dated as of February 12, 1996 between the Issuer and Genentech, Inc.

         (g) Letter Agreement dated December 31, 1997 between the Issuer and the Reporting Person with respect to the Registration Rights Agreement.

CUSIP No. 296074305                                         Page 12 of 12 Pages



                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                  EOI CORP.



Date:  May 19, 1998               By: /s/ John T. Rich
                                     -----------------------------------------

                                      Title: Vice President of Finance